EXHIBIT 99.1

Himax Adjusts Fourth Quarter 2008 Guidance

TAINAN, Taiwan, Dec. 4, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that fourth-quarter results will be lower than the company's previous guidance given on November 4, 2008, as customers reduce orders amid the slowing worldwide economy.

The Company expects fourth quarter 2008 revenues to decline by 46%-49% from the $230.1 million posted in the third quarter of 2008. Previous guidance provided on November 4 forecasted revenues to decline by 23-28% quarter over quarter.

Gross margin is expected to decline by 3-4 percentage points from the 24.5% posted in the third quarter of 2008. The Company had previously guided for gross margin to decline by 2-3 percentage points sequentially. The Company now expects fourth quarter EPS to be in the range of $0.02-0.04, down from the previous guidance of $0.06-0.08.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Over the past few weeks, we've seen dramatic reduction in customer orders primary as a result of the extreme slowing of the worldwide economy. Facing the unprecedented industry downturn, we have taken immediate cost-saving measures during the quarter. We expect fourth quarter operating expenses, on both GAAP and Non-GAAP basis, to be significantly lower than the third quarter 2008. With no debts, our balance sheet remains strong and we are confident that we will continue to generate positive operating cash flow in the fourth quarter. Though the short-term visibility is quite limited, we remain focused on investing in R&D and improving our operating efficiency. We will continue to execute the $50 million share buy-back program announced on November 14, 2008."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: Himax Technologies, Inc.
         Max Chan, Chief Financial Officer
           +886-2-2370-3999 Ext. 22300
           max_chan@himax.com.tw
         Jessie Wang, Investor Relations
           +886-2-2370-3999 Ext. 22618
           jessie_wang@himax.com.tw

         In the U.S.
         The Ruth Group
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com